82-51

03037953

03 DEC -5 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: December 4, 2003 Time: 8:50 MST

Number of Pages (including Cover) 2

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"Western Alberta Pipeline Incidents Preliminary Cause"

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 12/5

TransCanada
In business to deliver

NewsRelease

Western Alberta Pipeline Incidents Preliminary Cause

CALGARY, Alberta – **Dec. 4, 2003** – (TSX: TRP) (NYSE: TRP) – Preliminary investigations into the cause of two pipeline breaks earlier this week on TransCanada's Alberta system show the breaks are likely due to external corrosion on the pipeline. The affected sections of pipeline are about 100 km southeast of Grande Prairie, Alberta.

TransCanada employees continue to work with regulators at both sites to investigate and evaluate the damage.

"We have crews working around the clock to repair the pipeline," says Don Wishart, TransCanada's executive vice-president, Operations and Engineering. "We want to get it operating safely and reliably as soon as possible."

TransCanada has an extensive integrity program that meets and often exceeds industry standards. The program includes pipeline maintenance, corrosion control, leak detection, aerial patrol, cathodic protection surveys and public awareness. TransCanada has spent approximately $74 million on its pipeline integrity program this year.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 km (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

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RECEPTION OK

TX/RX NO	8970
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	12/04 10:42
USAGE T	00'54
PGS.	2
RESULT	OK